FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Change of Auditor

Banco de Chile (the “Bank”) is furnishing this current report on Form 6-K to report that EY Servicios Profesionales de Auditoría y Asesorías Limitada (the “Former Auditors”) was not re-elected as the Bank’s auditor and that the Bank has appointed KPMG Auditores Consultores Limitada (the “Successor Auditors”) as successor auditor of the Bank for the fiscal year ending December 31, 2025.

1.	the decision to not re-elect the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Bank’s audit committee and board of directors, and subsequently by the ordinary shareholders meeting held on March 27, 2025;

2.	the Former Auditors’ reports on any of the Bank’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;

3.	during the Bank’s fiscal years ended December 31, 2024 and 2023 and throughout the audit engagement period ended April 24, 2025, there were no disagreements between the Bank and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditors, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and

4.	during the Bank’s fiscal years ended December 31, 2024 and 2023 and throughout the audit engagement period ended April 24, 2025, no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

The Bank provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Bank with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the Former Auditors’ letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Bank’s most recent two fiscal years and throughout the audit engagement period ended April 24, 2025,, neither the Bank nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Bank’s financial statements; or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025

Banco de Chile

/s/ Rolando Arias S.
By:	Rolando Arias S.
Chief Executive Officer (acting)

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